Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-288490) on Form F-10 and registration statement (No. 333-276442) of Form S-8 of Taseko Mines Limited of our report dated February 19, 2025, with respect to the consolidated financial statements of Taseko Mines Limited which comprise the consolidated balance sheet as of December 31, 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, which report appears in the Form 6-K dated March 17, 2026 of Taseko Mines Limited.

//s// KPMG LLP

Chartered Professional Accountants

March 17, 2026

Vancouver, B.C. Canada